Filed by Allied Waste Industries, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:
Allied Waste Industries, Inc.
(Commission File No. 001-14705)

Contacts for Republic Services:	Contact for Allied Waste:

Media:	Media and Investors:
Will Flower	James P. Zeumer
(954) 769-6392	(480) 627-2785

Investors:
Tod Holmes	Contact for Both Companies:
(954) 769-2387
or	Chuck Burgess
Ed Lang	The Abernathy MacGregor Group
(954) 769-3591	(212) 371-5999
REPUBLIC SERVICES AND ALLIED WASTE ANNOUNCE
MERGER INTEGRATION TEAM
Fort Lauderdale, Fla. and Phoenix (July 23, 2008) — Republic Services, Inc. (NYSE: RSG) and Allied Waste Industries, Inc. (NYSE: AW) today announced that Michael Cordesman, Republic’s President and Chief Operating Officer, and Christopher Melocik, Allied’s Senior Vice President of Operations Effectiveness, will lead the integration planning process associated with the companies’ merger agreement announced on June 23, 2008.
The integration team — which also comprises approximately 10 functional experts from each company, as well as Republic Chairman and Chief Executive Officer James O’Connor, Allied Waste President and Chief Operating Officer Don Slager, Republic

Chief Financial Officer Tod Holmes and Allied Waste Executive Vice President and Chief Personnel Officer Ed Evans — will select the people, systems and business processes from both organizations to fully capture the $150 million of announced net annual operating synergies and ensure that the company is in the strongest position for ongoing success.
Republic Services and Allied Waste also announced today that they have retained Deloitte Consulting LLP to advise the companies on merger integration planning. Deloitte is one of the country’s leading merger integration consulting firms, having advised on hundreds of transactions in the recent years. Representatives from Deloitte will work closely with the integration team.
“Our leadership teams are committed to an effective and efficient integration of our operations and our people, and we are excited to have already made important progress in the integration process,” said Mr. O’Connor. “The integration team is already developing the critical action plans and processes that will begin upon completion of the merger. We look forward to working with Deloitte’s experts, who will advise our integration team on creating a plan that effectively integrates the companies and enables us to realize the significant benefits of this combination.”
“Mike and Chris will focus on the critical corporate, financial, operational and employee integration points that can drive the future success of the merged company,” said Mr. Slager. “We have already formed functional teams that have begun the vital work of planning for a seamless integration. We intend to hit the ground running on day one — ensuring that we create a rewarding and safe workplace for our employees, provide uninterrupted superior service to customers while continuing to generate value for our shareholders.”
As previously announced on June 23, 2008, the companies’ boards of directors unanimously approved a definitive merger agreement that firmly establishes one of the nation’s leading waste and environmental services providers, with expected pro forma annual revenues of approximately $9 billion and an expected total market capitalization of approximately $12 billion. The combined company will have more than 35,000 employees serving more than 13 million customers in 40 states and Puerto Rico. The companies expect to achieve approximately $150 million in net pretax annual synergies by the third year following the completion of the transaction, primarily from achieving greater operating efficiencies, capturing inherent economies of scale and leveraging corporate and overhead resources.
The transaction is expected to close by the fourth quarter of 2008, and to be accretive to Republic’s earnings per share and cash flow per share in the first year following completion of the merger.
The companies will continue to post updates at www.RepublicAllied.com.
About Republic Services, Inc.
Republic Services, Inc. is a leading provider of environmental services including solid waste collection, transfer and disposal services in the United States. The company’s operating units are focused on providing solid waste services for commercial, industrial, municipal and residential customers.
About Allied Waste Industries, Inc.
Allied Waste is America’s second largest non-hazardous solid waste services company and an environmental leader. Headquartered in Phoenix, AZ, Allied Waste provides waste collection, transfer, recycling and disposal services to millions of residential, commercial and industrial customers in over 100 major markets spanning 38 states and Puerto Rico. Allied’s team of more than 22,000 dedicated employees operates within a highly efficient, integrated organization that generated 2007 revenue of $6.1 billion.

Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as “will,” “expects,” “intends,” “anticipates,” and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic or Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction, risks that the combined company may not achieve anticipated synergies, risks that the acquisition may not be accretive to earnings in the anticipated time frame, or at all, risks that the combined company may not generate expected cash flows, risks that the anticipated financing may not be secured, as well as risks relating to the business and operations of both Republic and Allied included in their respective filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.
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